July 8, 2025

Claudius Tsang
Chief Executive Officer, Chief Financial Officer and Chairman
A Paradise Acquisition Corp.
The Sun   s Group Center
29th Floor, 200 Gloucester Road
Wan Chai, Hong Kong

       Re: A Paradise Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 30, 2025
           File No. 333-287505
Dear Claudius Tsang:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 30, 2025
Exhibits

1. Please revise your amended and restated memorandum and articles of association filed as Exhibit 3.2 to reconcile by when the company must consummate a business combination. In this regard, we note that Regulation 24.2 refers alternately to 24 months from the closing of the IPO and 15 months from the closing of the IPO. Please also revise to clarify whether the termination date may be extended by resolution of directors at the request of the initial shareholders, as we note that Regulation 24.2 appears to allow for up to two three-month extensions but your prospectus disclosure does not.
 July 8, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Xiaoxi Lin, Esq.